December 9, 2011

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-09810

Dear Ms. Jenkins:

We have received your letter dated December 8, 2011, providing comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of Owens & Minor, Inc. (the “Company”).

The Company is working expeditiously to respond to the Staff’s comments. However, in light of the upcoming holidays and in order to fully address the comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions in consultation with the Company’s independent accountants. Accordingly, we respectfully request an extension of time to Thursday, January 12, 2012.

We appreciate the Staff’s assistance in this matter. If you have any further questions or comments, please contact me at (804) 723-7566 or James L. Bierman, Executive Vice President and Chief Financial Officer, at (804) 723-7500.

Sincerely,

Owens & Minor, Inc.

/s/ D. Andrew Edwards
D. Andrew Edwards
Vice President, Controller and
Chief Accounting Officer